SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

Public Offering

On March 3, 2022, MediWound Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Oppenheimer & Co. Inc. as representative of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 5,208,333 ordinary shares of the Company at a public offering price of $1.92 per share. The Offering is expected to close on or about March 7, 2022, subject to the satisfaction of customary closing conditions. In addition, the Company granted the Underwriters a 30-day option to purchase up to an additional 781,249 ordinary shares. The gross proceeds from the offering, before deducting underwriting discounts and commissions and offering expenses, are expected to be, and assuming no exercise of the Underwriters’ option to purchase additional shares, are expected to be approximately $10 million.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of us and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties.

The foregoing description of the Underwriting Agreement is only a summary and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 to this Form 6-K.

The Offering is being made pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-230490), previously filed with the Securities and Exchange Commission.

A copy of the opinion of Meitar | Law Offices relating to the legality of the issuance and sale of the shares in the offering is attached as Exhibit 5.1.

On March 3, 2022, the Company issued a press release titled, “MediWound Announces Pricing of Public Offering of Ordinary Shares.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

The contents of this Report of Foreign Private Issuer on Form 6-K (including the Exhibits thereto) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020 and May 15, 2021 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635 and 333-255784, respectively) and on Form F-3 filed with the SEC on March 25, 2019 (Registration No. 333-230490).

EXHIBIT INDEX

Exhibit	Description
1.1	Underwriting Agreement, dated March 3, 2022, by and among MediWound Ltd. and Oppenheimer & Co. Inc., as representative of the several underwriters named therein.
5.1	Opinion of Meitar | Law Offices., Israeli counsel to the Company, as to the validity of the ordinary shares
23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1).
99.1	Press Release, dated March 3, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: March 3, 2022	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer